Barber Surgeons, Inc. · Edit

Barber Surgeons Guild is a modern take on traditional men's grooming built for the 80 million people in the US suffering from hair loss.

$500	**Crowd Note**
Minimum	Security Type



Cosmetics   Subscription   Health And Beauty   Los Angeles   Website: http://barbersurgeons.co/

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Hair Restoration Market

$2 Billion

Men's Grooming Makret

$21 Billion

> $1,000,000+ revenue to date

> $180,000+ booked revenue for November 2016

> 1st location's lease signed in West Hollywood, CA

> 5 top industry executives on the founding team

> 80 million people in the US suffering from hair loss

> Round Size: US $1,000,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Target Minimum Raise Amount: US $150,000

> Maximum Raise Amount: US $500,000



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A twist on men’s grooming for the modern man. Measure twice, cut once.

Barbers, as we know them today, are known to do mainly one thing: cut hair. Centuries ago, however, barbers, or more commonly known as barber surgeons, were expected to do everything from cutting hair to surgery. During the Middle Ages, the barber surgeon was one of the most common medical practitioners of medieval Europe, tending to soldiers during battle. They were a coalition of trade apprentices essential to the order of society.

Inspired by the heritage of the term, we created Barber Surgeons Guild to honor this tradition with a commitment to providing advanced medical science and products for men’s grooming. We’re a modern take on men’s grooming.

The Company

Our “barber shops” will be curated retail experiences with advanced grooming and hair restoration services. We are also in the process of developing a line of men’s grooming products that will be sold in-store and online.

The Community

Our goal is to build a highly selective affiliate network, the Barber Surgeons Guild. This will be a collection of the top barbers, stylists, and grooming experts across the country who will help sell our products and promote our brand from state to state. Guild members will be provided with continuing education, content and unique-identifying links to promote Barber Surgeons Guild to their customers and audience.

The Evolution

Our hair restoration practice is essential to our business model, and we believe it will be a key differentiator in the market. Dr. Justin Rome will be lending his expertise in hair restoration to Barber Surgeons Guild as Co-Founder. We built Barber Surgeons Guild for the 80 million people in the US suffering from hair loss and millions more across the world who are interested in men’s grooming that are searching for innovative, proven and trustworthy techniques to improve their appearances.

Why Crowdfunding?

We believe there is a strategic opportunity to leverage the innovations in crowdfunding to include new investors, with new networks, who add real value because they understand the problem, and know many people who are interested in our products and services. The entrepreneur, the executive, the banker, the lawyer, the Soho House member, the Summit Series goer - each is an individual who is connected to men who want our products. We are offering investors with the following investor perks:

- **Invest $5,000:** 3 months of free subscription (~$300 value) - subscription box of products to send Spring 2017 (in development now) - as soon as it’s available
- **Invest $10,000:** $3,500 credit to the first procedure (average procedure is $14,500)
- **Invest $50,000:** First procedure free, plus years worth of subscription

Highlights
Overview
Pitch Deck
Gallery
Q&A with Founder
Financial Discussion
Data Room

Pitch Deck



BARBER SURGEONS GUILD
Investor Presentation
Fall 2016
Barber Surgeon Guild Presentations | © 2016 Barber Surgeon Guild LLC. All rights reserved.
1

Product & Service

Barber Surgeons Guild Products

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Barber Surgeons Guild products will be available in our retail locations as well as online through our e-commerce store. A select collection of brands will be carried alongside Barber Surgeons Guild products, which are currently under development.

Barber Surgeons Guild products will be made with high quality organic ingredients. Our goal is to have our products become the essentials that every man will need in his grooming routine.

Hair Restoration/ Clinical Services

By incorporating advanced medical therapies to regrow hair including micro-surgical robotics and regenerative medicine techniques with growth factors, stem cells, and lasers in the setting of a high-end men's grooming and retail experience, we plan to change the hair transplant space and become the leading authority in men's grooming. Current advances in hair restoration over the past few years have been significant, yielding natural and scarless results once thought impossible, yet 50% of the 100,000 procedures in the US performed annually are still the 30 year old "strip" scarring method being promoted by a large chain who runs infomercials.

Locations

Our first location in Los Angeles is generating $1,000,000+ in annual revenue and is on pace to do $180,000+ in revenue in November 2016. Our plan is to follow our location in Los Angeles with locations in New York City, Miami, San Francisco, and other major cities.

Online and E-Commerce

In addition to our physical locations, Barber Surgeons Guild will have a significant digital presence focused on providing our customers with the latest news and information on men's grooming and high quality products. Our e-commerce destination, like our stores will feature Barber Surgeons Guild products alongside our other favorites, all of which will be highlighted through the content we create.

The current website receives approximately 1,000 uniques a month - all this with zero social media presence.

Milestones

In the upcoming year, our plan is to add the following:

- 50,000 unique visitors per month to our website

- 10,000 social followers

- 15,000 emails to our database

- A Barber Surgeons Guild private label product line (with a subscription box service)

- 2 retail locations in each NYC and LA

- Ecommerce and mobile app

- An affiliate network of barbers across the country that are members of the guild

Gallery



Highlights		Overview
Pitch Deck		Gallery
Team Story		Q&A with Founder
Term Sheet		Financial Discussion
Market Landscape		
Form C		Data Room
✉ SeedInvest		



Mockup of Location Storefront. This image represents future offerings and is a mock-up. It is not an image of an actual, current storefront. This image does not represent guarantees of future results, activity, or performance.

Team Story



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Our Founders met when Ari S. Goldberg scheduled a consultation with Dr. Justin Rome. Goldberg had been researching the men's grooming and hair restoration space for more than a year meeting with the top doctors in NYC and LA. During their meeting Goldberg explained his vision for creating the Bosley of the 21st Century, and Dr. Rome had the same interests in creating a Warby Parker for men's grooming. Over 6 months they met and collaborated, combining Dr. Rome's expertise and assets in the medical professional space, with Goldberg's experience and success in digital media.

Meet the Founders



Ari Goldberg
FOUNDER

An innovative serial entrepreneur, Goldberg brings a multi-faceted expertise in marketing, strategy, pop-culture, consumer behavior, and business development. Goldberg was the Founder and CEO of StyleCaster (acquired by SheKnows, 2014), Co-Founder of Sociocast (acquired by Aol, 2015) and Founding Member of Qwiki (acquired by Yahoo, 2014). Prior to StyleCaster, Goldberg served as VP of Strategy and Business Development for LeBron James and LRMR Marketing, and Director of Business Development for Steve Stoute at Translation. He has been featured in numerous outlets including the New York Times, Fox Business News, and Bloomberg News among others. Goldberg holds degrees in both economics and political science from New York University and additionally studied in the sports marketing master's degree program at New York University.



Justin Rome
FOUNDER

Highlights | Overview
Pitch Deck | Gallery
Team Story | Q&A with Founder
Term Sheet | Financial Discussion
Market Landscape
Form C | Data Room
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Dr. Rome is a fellowship trained facial plastic surgeon. He performed over 500 manual and robotic FUE cases in his fellowship before opening his own location in Beverly Hills which he started in 2015. His center has been recognized as an ARTAS Center of Clinical Excellence for 2015 and 2016. Dr. Rome is dedicated to innovation and advancement in the field of hair restoration and is a primary investigator for a research project on anesthesia options in hair restoration. Dr. Justin Rome underwent extensive training in his surgical subspecialty. After he graduated from Drexel University College of Medicine in Philadelphia PA, he completed an Internship at Lenox Hill Hospital in New York City, NY, followed by a Residency at Albert Einstein University in Bronx, NY, then finally Fellowships at the Bassin Center for Plastic Surgery and The Orlando Hair Restoration Center in Orlando, FL. Dr. Rome is an active member of following associations: American Academy of Cosmetic Surgery, American College of Surgeons, American society of Hair Restoration Surgery, American society of Liposuction Surgery, American Society of Cosmetic Laser Surgery and the California Academy of Cosmetic Surgery.

Q&A with the Founder

Q: Please detail the relationship and ongoing interaction you have with your customers.

Barber Surgeons, Inc.: Customers currently contact Dr. Justin Rome's office mainly via SEM leads and patient referrals. In the future we hope to exponentially increase our customer deal flow from the internet as well as from the consulting members of our affiliate Guild of Barber Surgeons network, which we believe will allow us to achieve procedure saturation (1 case per day 5 days per wk) in a matter of months from opening. We also plan to launch a subscription based e-commerce revenue stream which we will utilize to market and sell private labeled and 3rd party products to our database

Q: Can you tell me what the 2 revenue lines consist of?

Barber Surgeons, Inc.: (1) Patient fees: accounts for all hair restoration procedures services. (2) Consulting: occasionally I train other doctors on hair restoration and I receive a consulting fee in return. This is a very small additional revenue stream and is not part of our financial model.

Q: Can you break out what is under Medical Supplies/ Equipment, Accounts Receivable and Outside Services?

Barber Surgeons, Inc.: Medical supplies are what's needed to perform procedures. Also there are usage fees associated with the hair robot which is classified as medical supplies. Accounts receivable is where all funds are received for patient fees. Outside services are my 1099 employees which is most of my staff as they assist for procedures as scheduled. Payroll may seem low since I currently only have one W2 employee; the rest are 1099 employees who work as needed for me and are classified under "Outside Services".

Q: What are Distributions?

Barber Surgeons, Inc.: I don't take a salary so I occasionally take primary distributions to myself though this business. This will change with the reorganization to BSG.

Q: What is your projected model based on?

Barber Surgeons, Inc.: Model is built mainly on services; does not account for e-commerce and in store products.

Q: In your projected model, why do you break out overhead costs from opex?

Barber Surgeons, Inc.: Some overhead expenses enjoy economies of scale and are not subject to duplication with subsequent capex/location.

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Term Sheet

Fundraising Description

Round description	Seed
Round size	US $1,000,000



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Minimum investment	US $500
Target Minimum Raise Amount	US $150,000
Maximum Raise Amount	US $500,000

Key Terms

Security Type	Crowd Note

Use of Proceeds

If Minimum Amount Is Raised



● Build-out of Los Angele...   ● Product Development

● Marketing, Advertising, ...

Highlights

Pitch Deck

Team Story

Term Sheet

Market Landscape

Form C

✉ SeedInvest

Overview

Gallery

Q&A with Founder

Financial Discussion

Data Room

If Maximum Amount Is Raised



● Marketing, Advertising, ...   ● Team Building

● Build-out of Los Angele...   ● Product Development

Financial Discussion

Our financial statements can be found at Exhibit B to the Form C of which this Offering Memorandum forms a part. Barber Surgeons MSO, LLC was formed in July 2016 and later converted to Barber Surgeons, Inc. on October 14, 2016. The company has no operating history.

Financial Condition

As a newly incorporated company, we have never recognized any revenues and have no operating history. Accordingly, we are a development stage company and are dependent on additional financing, including this Offering, in order to have the funds to develop our products and services in the United States.

The preparation of financial statements includes estimates made by management and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results can differ from those estimates.

The company has an exclusive agreement to manage Barber Surgeons' Guild, PC in exchange for a previously agreed management fee. The management agreement is perpetual in duration but permits the company, or Barber Surgeons' Guild, PC, or both, to withdraw under certain circumstances. Additional agreements with future affiliates, if any, are expected to be substantially similar in their terms.

Results of Operations

Our company earned no revenue during the period ended November 15, 2016. The company will earn revenue in the form of management fees and share of net income from Barber Surgeons' Guild, PC and other affiliates, including Justin E. Rome MD PC that Barber Surgeons' Guild plans to acquire at the close of this Offering.

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Operating expenses consist 62% from rent, 20% from professional services, 11% from general and administrative expenses, and the remaining 7% derived from advertising costs. Our operating expenses through November 15, 2016 were $14,144.

Liquidity and Capital Resources

As of November 15, 2016, we had cash on hand in the amount of $129,981. During this period ending November 15, 2016, the company raised $162,500 through the sale of Preferred Stock. The cash on hand includes this capital raise minus cash flows from operating activities in the amount of $32,544 for security deposits and net loss for the period.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through the issuance of equity, incurring additional debt through a financial institution, or the sale or merger of the company.

We have not committed to make any capital expenditures, and in the event that we do not raise sufficient funds from this offering, we will defer the capital expenditures we have planned.

Indebtedness

The company has no debt as of November 15, 2016 and has no plans to use any portion of the proceeds from this Offering to pay off debt.

At the close of this Offering, Barber Surgeons Guild, PC will acquire the medical practice of Dr. Justin Rome, in exchange for cash and equity. This acquisition does not include any purchase of assets or licensing of intellectual property, which will occur in the ordinary course of business. Barber Surgeons Guild, PC plans to acquire the hair restoration practice, including equipment, workforce in place, and the right to all related items of revenue and expense for the fiscal year in exchange for increasing Dr. Rome's salary $50,000 annually.

Recent offerings of securities

Concurrently with this Offering, we are issuing Preferred Stock to accredited investors under Rule 506(c) under the Securities Act. Key differences are that accredited investors, including major investors (those investors that invest $20,000 or more), will be issued Preferred Stock with some rights and privileges the Crowd Note in this Offering will not have.

The company has already raised $162,500 in the concurrent Regulation D Offering of Preferred Stock. Matthew Rome's investment syndicate Barber Shop Guild Investments, LLC has already invested $162,500 in the concurrent Regulation D Offering for 162,500 shares of Preferred Stock. Barber Shop Guild Investments, LLC has no relation to the company other than Matthew Rome's intention to create a vehicle to invest in Barber Surgeons alongside some colleagues. As a result of the investment, the company plans to appoint Matthew Rome as a Director of Barber Surgeons' Board of Directors at the close of this Offering.

No interest was sold in the previous offering of LLC interest.

Valuation

We have not undertaken a valuation of the company.

Market Landscape

Barber Surgeons Guild lies at the intersection of the $2 billion hair restoration and $21 billion men's grooming markets.

Our goal is to create a brand that is cool, interesting, and accessible by making hair restoration a natural part of the much larger men's grooming market. We believe we've developed a scalable model, which we plan to roll out in many cities, together with an e-commerce destination.

Our digital ecosystem will include a sophisticated media and advertising operation including daily content, engaging social media, influencer and affiliate marketing as well as other strategies that we believe will generate significant traffic to our products, services and e-commerce.

Our approach is to research which markets we can be either first, or one of the first, to bring advanced hair restoration procedures to, including but not limited to ARTAS robotic reformation, platelet rich plasma injections, and ACell regenerative medicine.

Once a city is identified we will begin online marketing and advertising in addition to PR and influencer outreach as least 90 days before the store opens. We are hoping that traction gained from well produced branding content for our previous locations will give new locations authority in their markets.

Highlights

Pitch Deck

Team Story

Term Sheet

Market Landscape

Form C

✉ SeedInvest

Overview

Gallery

Q&A with Founder

Financial Discussion

Data Room

Risks and Disclosures

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for the purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of Preferred Stock. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert based on a valuation cap meaning investors would be rewarded for taking an early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below $7 million valuation cap, so you should not view the $7 million as being an indication of the company's value. Further the interest on the notes is accrued interest; therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under the state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisors.

Does anyone want our product and will they pay enough for it? We will only succeed (and you will only make money) if there is sufficient demand for men's hair restoration products and services. Our clients must think that we offer a better option than competitor products and services (e.g., Bosley Medical, local plastic surgeons, dermatologist, Keihl's, local high-end barbershops and salons, etc.) and they must be willing to pay our set prices that allows the company to make a profit and still attract business.

We have no operating history, and therefore, we cannot assess our growth rate and earnings potential. It is possible that our company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The company may face these and other difficulties in the future and some may be beyond its control. If the company is unable to successfully address these difficulties as they arise, the company's future growth and earnings will be negatively affected. The company cannot be assured that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

Barber Surgeons' Guild, PC has not yet acquired Justin E. Rome, MD PC, the Robotic Hair Restoration Center that the business relies on. Barber Surgeons' Guild PC plans to acquire Justin E. Rome, MD PC, the medical practice of Barber Surgeons, Inc. Founder, President, Treasurer, Secretary and Medical Director, Dr. Justin Rome. Barber Surgeons Guild will acquire the medical practice at the close of this Offering, however, the company's business plan depends largely on the business of the medical practice and its robotic hair restoration services. If Barber Surgeons' Guild does not acquire the medical practice at the close of this Offering, then the company will not be able to pursue a large component its business plan.

Our business plan relies on the operations of Dr. Rome's Robotic Hair Restoration Center as part of Barber Surgeons' Guild, PC. Our business plan does not rely the operations of the Barber Surgeons Guild nor Barber Surgeons, but of the clients Dr. Rome obtained through his own plastic surgery practice. Barber Surgeons, through its management and licensing agreement, manages the business of Barber Surgeons Guild, PC and it is Barber Surgeons' Guild that plans to acquire Dr. Rome's medical practice. We have no guarantee that these customers will be more inclined to obtain their services at an amalgamated business that features both a barbershop and hair restoration services. The clientele that Dr. Rome obtained were reliant on Dr. Rome's plastic surgery practice and his physician office, not a company that offers men's grooming products, services and treatments in addition to the hair restoration services. Therefore, the financial statements of the medical practice provided may not accurately indicate the future of Barber Surgeons Guild that we set out in our business plan.

We have a small management team. We depend on the skills and experience of Dr. Justin Rome and Ari Goldberg. Dr. Rome works for the company full-time, however, Ari Goldberg has responsibilities to other companies. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

We rely on licensed professionals to provide our services. The company's hair restoration services can only be provided by skilled and licensed professionals. Currently, Dr. Justin Rome is the only one capable of providing these services using the ARTAS robot. If we lose Dr. Rome, while we can find another licensed physician, it will impact our ability to hire someone with equivalent skills and talents; could financially affect the company and its business.

Dr. Rome's medical practice owes lines of credit that are secured by the company's assets and will be transferred to Barber Surgeons' Guild when the company is acquired. As of September 30, 2016 the medical practice owes a total of $298,703 under lines of credit. Some of these loans payable are secured by the company's assets. We are not using the proceeds of this Offering to pay off this debt, but we need to grow our revenues enough to service and repay this debt if we are to survive.

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The company is going to need more money. We might not sell enough securities in this Offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will get nothing. Even if we raise everything we are looking for, we will probably need to raise more funds in the future, and if we can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

We have a number of competitors. There are already a number of companies, barbershops, salons, plastic surgeons, and others individually providing similar hair restoration services, men's grooming, and products. While these competitors may not provide all the services at one location, they may be able to sell products and services that achieve similar benefits to consumers at a lower price.

We rely on third party vendors for equipment, like the ARTAS Robot, to provide our hair restoration services. We rely on third party vendors for the ARTAS Robot and other equipment to conduct the hair transplant. If Restoration Robotics, Inc. faces manufacturing constraints (including more demand of the robot from our competitors), that could impact our ability to provide our services. If new technology is developed that is better than the ARTAS robot we could change technologies, but doing so may negatively impact our business or not provide the same benefit and outcome that the company aimed to achieve. However, if there is no new technology and we are unable to use the ARTAS robot, we will not be able to provide our services.

We are not the only ones using the ARTAS system. We have a number of competitors that are also trained to use the ARTAS robot. Any physician can go through training to use the ARTAS system. Therefore, Dr. Rome is not the only physician in the United States specializing in this method of hair restoration. And even though there are currently 6 ARTAS Robots owned by other physicians in the Los Angeles area, any physician can train to use the ARTAS system and purchase the Robot; increasing this number over time and inversely effecting price.

There already exists a Barbershop named Guild of Barber Surgeons. The Guild of Barber Surgeons is a barbershop based out of Fullerton, California. We are not associated with this local barbershop. Although the barbershop only provides haircutting and hot shave services, pomades, and shave products, this may conflict with our own business and our brand.

Changes in healthcare regulation may impact our ability to conduct our business. The medical aspects of our business supported by the company are subject to various healthcare laws and heavy regulatory burden. Changes in healthcare regulation could materially impact or even eliminate the ability of our company's contract counterparts to provide medical services.

The potential markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands. The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities (or the equity securities into which they will eventually convert), and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Highlights
Overview
Pitch Deck
Gallery
Team Story
Q&A with Founder
Term Sheet
Financial Discussion
Market Landscape
Form C
Data Room
SeedInvest

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.



Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Barber Surgeons, Inc.'s Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Barber Surgeons, Inc.'s Form C here.

Data Room

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